Item 77C:  Submission of matters to a vote of security holders.

The shareholders of The Crowley Income Portfolio and The Crowley Diversified Management Portfolio series of The Crowley Portfolio Group, Inc. (the "Fund") voted on the following proposal at the special meeting of shareholders on November 28, 2005:

1. To approve the liquidation and dissolution of The Crowley
Diversified Management Portfolio and The Crowley Income
Portfolio pursuant to a Plan of Liquidation and Dissolution of the Fund.

The Crowley Diversified Management Portfolio:
Shares voted for:  446,306.906
Shares voted against:  0.000

The Crowley Income Portfolio:
Shares voted for:  867,635.362
Shares voted against:  0.000